Exhibit 99.2

To:                             Mediobanca - Banca di Credito Finanziario S.p.A., as Agent under the Senior Facility Agreement (as defined below)

From:               International Game Technology PLC, as Obligors’ Agent under the Senior Facility Agreement

19 November 2018

CONFIDENTIAL

Ladies and Gentlemen:

First Amendment Request - Senior Facility Agreement dated 25 July 2017 for the €1,500,000,000 term loan facility among International Game Technology PLC, as the Borrower; the entities listed in Part I of Schedule 1 thereto, as the Original Guarantors; Bank of America Merrill Lynch International Limited and Mediobanca - Banca di Credito Finanziario S.p.A., as the Global Coordinators, Bookrunners and Mandated Lead Arrangers; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers, the entities listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arrangers; the financial institutions listed in Part II of Schedule 1 thereto, as the Original Lenders; and Mediobanca - Banca di Credito Finanziario S.p.A., as the Agent (the “Senior Facility Agreement”)

1.                                      Introduction

We refer to the Senior Facility Agreement. Unless a contrary indication appears, a term defined in the Senior Facility Agreement has the same meaning when used in this letter.

2.                                      Proposed Amendments Requiring Consent of the Majority Lenders

Pursuant to Clause 37.1 (Required consents) of the Senior Facility Agreement, the Borrower hereby requests the consent of the Majority Lenders to the following proposed amendments:

2.1.                            Paragraph (c) of the definition of Permitted Disposal in Clause 1.1 (Definitions) be amended in its entirety to read as follows:

<<(c)                    of any asset by a member of the Group (the “Disposing Company”) to another member of the Group (the “Acquiring Company”), but if:

(i)                                     the Disposing Company is an Obligor, the Acquiring Company must also be an Obligor; and

(ii)                                  the Disposing Company is a Guarantor, the Acquiring Company must be (A) the Borrower, (B) a Guarantor guaranteeing at all times an amount no less than the amount guaranteed by the Disposing Company or (C) a Guarantor guaranteeing an amount less than the amount guaranteed by the Disposing Company provided that the guarantee of such Guarantor (including Lottomatica Holding S.r.l.) is limited solely to the extent required to comply with the Agreed Security Principles, it being understood that (x) if any of the assets being sold, leased, licensed, transferred or otherwise disposed of are at such time subject to Security in favour of the Lenders, then the Agent is reasonably satisfied that the Lenders will continue to benefit from the same or equivalent Security; and (y) an initial disposal of assets by a member of the Group to another member of the Group which initial disposal is made to effect a subsequent disposal to a member of the Group or to a third party that is not a member of the Group and that is otherwise permitted under the definition of “Permitted Disposal” shall not be considered for the purposes of this paragraph (c) or paragraph (i) below as long as such subsequent disposal is completed within two (2) months following the date of such initial disposal. For the avoidance of doubt, any subsequent disposal to a third party that is not a member of the Group shall be considered for the purposes of paragraph (i) below;>>

2.2.                            The proviso following paragraph (i) of the definition of Permitted Disposal in Clause 1.1 (Definitions) be amended in its entirety to read as follows:

<<provided that nothing in this Agreement will be taken to permit the disposal of a Guarantor (whether by Third Party Disposal or otherwise) save in circumstances where (x) prior to the disposal, the relevant Guarantor resigns as a Guarantor in accordance with paragraph (a) of Clause 26.3 (Resignation of a Guarantor) and satisfies the conditions set out in, and its resignation is accepted pursuant to, paragraph (b) of Clause 26.3 (Resignation of a Guarantor) or (y) the disposal of the relevant Guarantor is permitted pursuant to paragraph (c) above.>>

2.3.                            The definition of Permitted Restricted Payment in Clause 1.1 (Definitions) be amended in its entirety to read as follows:

<<“Permitted Restricted Payment” means any of the following:

(a)                                 a Permitted Transaction;

(b)                                 subject to the proviso below, for each Financial Year, Restricted Payments in an aggregate amount up to:

(i)                                     US$400,000,000 for each Financial Year if the Public Debt Ratings are equal to or higher than BB+ and Ba1; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (i) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable; and

(ii)                                  US$300,000,000 for each Financial Year if any Public Debt Rating is lower than BB+ or Ba1 or any Public Debt Rating is withdrawn; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this subparagraph (ii) shall be interpreted to mean two of the three Public Debt Ratings issued by the Rating Agencies being lower than BB+ or Ba1 as applicable, subject in each case to the Borrower certifying that the ratio of (x) the sum of Total Net Debt at the last day of most recent Relevant Period for which a Compliance Certificate was due pursuant to Clause 21.2 (Provision and contents of Compliance Certificate) and the amount of the Restricted Payment to (y) EBITDA for such Relevant Period does not exceed (1) ninety per cent (90%) (for all Relevant Periods other than the Relevant Periods set forth in clause (2)) or (2) ninety-five per cent (95%) (for the Relevant Periods ending 31 December 2018, 31 March 2019, 30 June 2019, 30 September 2019 and 31 December 2019) of the ratio of Total Net Debt to EBITDA applicable for such Relevant Period pursuant to Clause 22.2(b) (Financial condition);

(c)                                  for so long as the Public Debt Ratings are equal to or higher than BB+ and Ba1 (in addition to amounts permitted under paragraphs (a) and (b) above), Share Buy Backs in an aggregate amount up to US$150,000,000; provided that if at any time after the date hereof three Public Debt Ratings have been issued, this paragraph (c) shall be interpreted to mean at least two of the three Public Debt Ratings issued by the Rating Agencies being equal to or higher than BB+ or Ba1 as applicable;

(d)                                 any Shareholder Payments in the ordinary course of business and on market terms in an aggregate amount up to US$3,000,000 in any Financial Year; and

(e)                                  any Restricted Payments made in connection with share capital of the Borrower owned by management of the Group as part of an employee compensation plan, including stock based compensation and management incentive plans.>>

2.4.                            The following paragraph (c) is hereby inserted following paragraph (b) of Clause 23.24 (MFN to Financial Covenants and Mandatory Prepayments):

<<(c)                    For purposes of this Clause 23.24, the Agent may (without receiving any instructions from the Majority Lenders) agree with the Borrower any documents as are necessary (including entering into an amendment and restatement of this Agreement) to procure that the Finance Parties receive the benefit of the same or substantially the same (i) financial covenants (on the same or substantially the same terms and conditions and at substantially the same levels) (as the case may be) or (ii) mandatory prepayment provisions (on the same or substantially the same terms and conditions) (as the case may be).>>

2.5.                            Paragraph (c) of Clause 26.2 (Additional Guarantors) is amended in its entirety to read as follows:

<<(c)                    A member of the Group which is a wholly owned Subsidiary of the Borrower shall become an Additional Guarantor if:

(i)                                     other than with respect to Lottomatica Holding S.r.l., IGT Foreign Holdings Corporation and IGT Germany Gaming GmbH, the Majority Lenders have approved that member of the Group becoming an Additional Guarantor; provided that the approval of the Majority Lenders shall not be required, and the Agent may approve such member of the Group becoming an Additional Guarantor without receiving any instructions from the Majority Lenders, if any proposed Additional Guarantor (1) is incorporated, organised or formed under the laws of the United States or any state thereof (including the District of Columbia), England and Wales, a member state of the European Union or the European Economic Area or Canada or any province or territory thereof or (2) is becoming an Additional Guarantor in connection with the Borrower’s compliance with Clause 23.23 (Guarantor Threshold Test and Additional Guarantors);

(ii)                                  the Borrower and the proposed Additional Guarantor deliver to the Agent a duly completed and executed Accession Letter; and

(iii)                               the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions Precedent) in relation to the proposed Additional Guarantor, each in form and substance satisfactory to the Agent.>>

3.                                      Amendment Fee and Consent Deadline

3.1.                            We hereby request that you seek and obtain the consent of the Majority Lenders to the amendments proposed in Section 2 and if you obtain the consent of the Majority Lenders to the amendments proposed in Section 2, that you sign a copy of this letter and return it to us as soon as practicable after the Consent Deadline (as defined in Section 3.2). We will then instruct Clifford Chance to reflect the amendments proposed in Section 2 in a revised conformed copy of the Senior Facility Agreement and arrange for it to be delivered to you for circulation to the Lenders.

3.2.                            In consideration of the Majority Lenders consenting to the amendments proposed in Section 2 on or before the Consent Deadline, we will pay an amendment fee to each consenting Lender (the “Amendment Fee”) equal to the product of ten one-hundredths of one per cent. (0.10%) and each consenting Lender’s Commitment to the extent that the Majority Lenders consent to such amendments on or before the Consent Deadline. For the purposes of this letter, the “Consent Deadline” shall be 18 December 2018, unless extended in accordance with Section 3.4 and the “Amendment Effective Date” is the date on which the amendments proposed in Section 2 take effect, being the date specified in the copy of this letter which has been countersigned by you in accordance with Section 3.1.

3.3.                            The Amendment Fee for each consenting Lender will be paid through the Agent (in accordance with Clause 30.1 (Payments to the Agent) of the Senior Facility Agreement) on or before the date which is five (5) Business Days following the Amendment Effective Date. For avoidance of any doubt, the amendments proposed in Section 2 shall not become effective and no Amendment Fee will be paid unless the Majority Lenders consent to the amendments proposed in Section 2 on or before the Consent Deadline.

3.4.                            The Borrower reserves the right (a) to withdraw the request that you seek and obtain the consent of the Majority Lenders to the amendments proposed in Section 2 and (b) to extend the Consent Deadline at any time prior to the then current Consent Deadline.

4.                                      Miscellaneous

4.1.                            The Repeating Representations are true on the date of this letter and will be deemed to be made on the Amendment Effective Date.

4.2.                            The provisions of the Finance Documents shall, save as amended in this letter, continue in full force and effect and shall incorporate the amendments proposed in Section 2 (the “Proposed Amendments”). The Borrower confirms for the benefit of the Finance Parties that, after giving effect to the Proposed Amendments, the guarantees of the Guarantors and the Security created pursuant to the Security Documents will remain in full force and effect.

4.3.                            This letter is a Finance Document for the purposes of the Senior Facility Agreement.

4.4.                            The provisions of Clause 36 (Remedies and Waivers), Clause 42 (Governing Law) and Clause 43 (Enforcement) of the Senior Facility Agreement shall be incorporated into this letter as if set out in full in this letter and as if references in those provisions to “this Agreement” are or include references to this letter.

4.5.                            This letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of copy of this letter.

[THE NEXT PAGE IS THE SIGNATURE PAGE]

Yours faithfully

International Game Technology PLC

as Obligors’ Agent

By	/s/ Claudio Demolli
Claudio Demolli,
Treasurer

The Agent confirms on behalf of the Finance Parties that the Lenders consent to the amendments proposed in Section 2 above and that the Amendment Effective Date will be 18 December 2018.

Mediobanca — Banca di Credito Finanziario S.p.A.

as Agent on its own behalf and on behalf of each Finance Party

By	/s/ Stefano Angelini
Print Name	Stefano Angelini
Title	Authorized Signer

Date:  18 December 2018

By	/s/ Stefania Peverelli
Print Name	Stefania Peverelli
Title	Authorized Signer

Date:  18 December 2018